UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Sono Group N.V.

Full name of Registrant

N/A

Former name if Applicable

4965 Trinidad Drive

Address of Principal Executive Office (Street and number)

Land O’ Lakes, FL 34639

City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sono Group N.V.’s (the "Registrant") management has been working to finalize the Registrant’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026 (the "Quarterly Report"). The preparation of the Quarterly Report presented significant accounting complexity in the current period, including: (i) the change in the Registrant’s reporting currency from the euro to the U.S. dollar effective January 1, 2026, which required the recasting of all comparative prior-period financial information presented in the Quarterly Report; (ii) the first-time presentation of the Registrant’s legacy solar operations as discontinued operations and the classification of the related assets and liabilities as held for sale; (iii) the first-time application of fair-value accounting for the Registrant’s digital asset holdings and the accounting for complex derivative instruments arising from the Registrant’s digital asset treasury strategy, including written covered call options and embedded conversion features in the Registrant’s convertible debentures; and (iv) the evaluation and disclosure of the subsequent disposition of the Registrant’s subsidiary, Sono Motors GmbH, on May 4, 2026. The preparation and review of the disclosures required in connection with the foregoing matters, including the going concern analysis and the Subsequent Events note, required additional time and coordination with the Registrant’s independent registered public accounting firm. As a result, the Registrant is unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense. The Registrant expects to be able to file within the additional time allowed by this report.

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PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kevin McGurn	908	538-8733
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended March 31, 2026, the Registrant expects to report a net loss of approximately $1,337 thousand, representing a significant decrease from the net income of approximately $7,802 thousand recorded for the three months ended March 31, 2025, as recast in U.S. dollars to reflect the Registrant’s change in reporting currency effective January 1, 2026. The decrease is primarily attributable to the non-recurrence of a $10,331 thousand non-cash gain recognized in the three months ended March 31, 2025 in connection with the change in fair value of convertible notes payable carried at fair value, which does not recur in the current period as the convertible debentures issued during the three months ended March 31, 2026 are accounted for under a different model.

Sono Group N.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2026	By:	/s/ Kevin McGurn
		Name:	Kevin McGurn
		Title:	Chief Executive Officer and Managing Director

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